Exhibit 3.3

CERTIFICATE OF ELIMINATION

OF THE

SERIES I NON-CUMULATIVE PERPETUAL PREFERRED STOCK

OF

U.S. BANCORP

(Pursuant to Section 151(g) of the

General Corporation Law of the State of Delaware)

U.S. Bancorp (the “Company”), a corporation organized and existing under the General Corporation Law of the State of Delaware, in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.    Pursuant to the authority expressly vested in the Board of Directors (the “Board”) of the Company by the Restated Certificate of Incorporation of the Company (the “Certificate of Incorporation”), a subcommittee of the Board, acting pursuant to authority duly delegated by the Board, previously adopted resolutions creating and authorizing the issuance of 30,000 shares of Series I Non-Cumulative Perpetual Preferred Stock (the “Series I Preferred Stock”) in accordance with the provisions of a Certificate of Designations relating to the Series I Preferred Stock (the “Series I Certificate of Designations”) as filed with the Delaware Secretary of State on November 18, 2015.

2.    On January 21, 2021, a committee of the Board, acting pursuant to authority duly delegated by the Board, adopted resolutions authorizing and approving the redemption of the issued and outstanding shares of Series I Preferred Stock.

3.    All of the issued and outstanding shares of Series I Preferred Stock were redeemed on April 15, 2021, and, therefore, none of the authorized shares of the Series I Preferred Stock are outstanding and none will be issued subject to the Series I Certificate of Designations.

4.    Pursuant to the authority conferred upon the Board pursuant to the Certificate of Incorporation, the Board adopted resolutions on April 19, 2022, approving the filing of a Certificate of Elimination of the Series I Preferred Stock (the “Series I Certificate of Elimination”) and the elimination of the Series I Preferred Stock, as set forth below:

RESOLVED, that none of the authorized shares of Series I Preferred Stock are outstanding, and that none shall be issued pursuant to the Series I Certificate of Designations; and be it

FURTHER RESOLVED, that each of the Chief Executive Officer, Secretary, or any Vice Chair, Executive Vice President, or Senior Vice President of the Company (the “Authorized Officers”) is authorized and directed, in the name and on behalf of the Company, to prepare, execute and deliver to the Secretary of State of the State of Delaware the Series I Certificate of Elimination, as required by the Delaware General Corporation Law in order to effect the elimination of the Series I Preferred Stock; and be it

FURTHER RESOLVED, that each of the Authorized Officers of the Company is hereby authorized and directed for and on behalf of the Company, to execute and deliver any and all certificates, agreements and other documents, take any and all steps and do any and all things which they may deem necessary or advisable in order to effectuate the purposes of each and all of the foregoing resolutions; and be it

FURTHER RESOLVED, that any actions taken by any of the Authorized Officers prior to the date of this meeting that are within the authority conferred by these resolutions are hereby ratified, confirmed and approved in all respects as the act and deed of the Company.

5.    In accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, all matters set forth in the Series I Certificate of Designations be, and hereby are, eliminated from the Certificate of Incorporation.

IN WITNESS WHEREOF, the Company has caused this Certificate of Elimination to be executed by its duly authorized officer on this 19th day of April, 2022.

U.S. BANCORP

By:	/s/ Laura F. Bednarski
	Name:	Laura F. Bednarski
	Title:	Senior Vice President and Corporate Secretary

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